Exhibit 3.1

FIRST AMENDMENT

TO

AMENDED AND RESTATED BYLAWS

OF

CRAY INC.

(the “Corporation”)

Dated: April 17, 2012

The Amended and Restated Bylaws of the Corporation (the “Bylaws”) are hereby amended as follows:

1. Section 2.1, titled “Number and Qualification,” shall be amended and restated in its entirety as follows:

“2.1. Number and Qualification. The business affairs and property of the Corporation shall be managed under the direction of a Board of Directors. The authorized number of members of the Board of Directors shall be no less than five or more than nine, with the exact number of members within the variable range to be fixed from time to time by resolution of the Board of Directors. A member of the Board of Directors does not need to be a shareholder of the Corporation or a Washington resident.”

2. Except as expressly modified hereby, the Bylaws and all of the provisions contained therein shall remain in full force and effect.

By:	/s/ Michael C. Piraino
Michael C. Piraino
Secretary